Exhibit (a)(5)(I)

Carlyle, SK Capital Partners and bluebird bio Amend Merger Agreement

Stockholders may elect to receive either $3.00 per share plus CVR of $6.84 per share in cash payable upon achievement of a net sales milestone or $5.00 per share with no CVR

SOMERVILLE, Mass.—(BUSINESSWIRE)—May 14, 2025—bluebird bio, Inc. (NASDAQ: BLUE) (“bluebird”), Carlyle (NASDAQ: CG) (“Carlyle”) and SK Capital Partners, LP (“SK Capital”) today announced they have amended their definitive agreement pursuant to which Carlyle and SK Capital will purchase all of the outstanding shares of bluebird. Under the terms of the amended agreement bluebird stockholders can elect to receive either (x) the original offer of $3.00 per share in cash plus a contingent value right (“CVR”) of $6.84 per share in cash payable upon achievement of a net sales milestone or (y) $5.00 per share in cash. The amended offer price provides an alternative for stockholders who would prefer greater upfront cash consideration instead of the potential upside of the CVR. Any shares tendered for which no election is made will receive the original consideration of $3.00 per share in cash and a contingent value right per share.

The bluebird board of directors unanimously approved the amended agreement and recommends that all stockholders immediately tender their shares in support of the transaction. The bluebird board of directors continues to believe that the transaction with Carlyle and SK Capital, as amended, represents the only viable option for stockholders to receive consideration for their shares. Absent a majority of stockholders tendering, bluebird is at significant risk of defaulting on its loan agreements with Hercules Capital, and it is extremely unlikely that stockholders would receive any consideration for their shares in a bankruptcy or liquidation.

In connection with the amended agreement, the expiration date of the tender offer has been extended to expire at one minute after 11:59 p.m., New York City time, on May 29, 2025. Equiniti Trust Company, LLC, the depositary for the Offer, has advised that as of the close of business on May 13, 2025, approximately 2,281,724 shares of bluebird common stock have been validly tendered and not properly withdrawn pursuant to the Offer.

Instructions for Stockholders:

•

Stockholders that have previously tendered their shares and elect to receive the original offer of $3.00 per share plus a CVR do not need to re-tender their shares or take any other action in response to this extension

•

Stockholders that have previously tendered their shares and wish to elect to receive $5.00 per share in cash must withdraw and re-tender their shares and complete and sign the letter of election and transmittal attached to the Offer to Purchase. Detailed instructions are available in the Offer to Purchase.

•	Stockholders that hold shares of bluebird through a broker or other nominee may be subject to a processing cutoff that is prior to the tender deadline, so it is important to act now.

•	Stockholders who need assistance with tendering their shares of bluebird may contact the Information Agent, Innisfree M&A Incorporated, by calling toll-free at (877) 825-8793.

As previously announced on May 5, 2025, Carlyle and SK Capital have received all required regulatory approvals to complete the transaction, and all parties expect the transaction to be consummated promptly following the successful completion of the ongoing tender offer.

About bluebird bio, Inc.

Founded in 2010, bluebird has been setting the standard for gene therapy for more than a decade—first as a scientific pioneer and now as a commercial leader. bluebird has an unrivaled track record in bringing the promise of gene therapy out of clinical studies and into the real-world setting, having secured FDA approvals for three therapies in under two years. Today, we are proving and scaling the commercial model for gene therapy and delivering innovative solutions for access to patients, providers, and payers.

With a dedicated focus on severe genetic diseases, bluebird has the largest and deepest ex-vivo gene therapy data set in the field, with industry-leading programs for sickle cell disease, ß-thalassemia, and cerebral adrenoleukodystrophy. We custom design each of our therapies to address the underlying cause of disease and have developed in-depth and effective analytical methods to understand the safety of our lentiviral vector technologies and drive the field of gene therapy forward.

bluebird continues to forge new paths as a standalone commercial gene therapy company, combining our real-world experience with a deep commitment to patient communities and a people-centric culture that attracts and grows a diverse flock of dedicated birds.

About Carlyle

Carlyle (NASDAQ: CG) is a global investment firm with deep industry expertise that deploys private capital across its business and conducts its operations through three business segments: Global Private Equity, Global Credit and Carlyle AlpInvest. With $453 billion of assets under management as of March 31, 2025, Carlyle’s purpose is to invest wisely and create value on behalf of its investors, portfolio companies and the communities in which we live and invest. Carlyle employs more than 2,300 people in 29 offices across four continents. Further information is available at www.carlyle.com. Follow Carlyle on X @OneCarlyle and LinkedIn at The Carlyle Group.

About SK Capital

SK Capital is a transformational private investment firm with a disciplined focus on the life sciences, specialty materials, and ingredients sectors. The firm seeks to build resilient, sustainable, and growing businesses that create substantial long-term value. SK Capital aims to utilize its industry, operating, and investment experience to identify opportunities to transform businesses into higher performing organizations with improved strategic positioning, growth, and profitability, as well as lower operating risk. SK Capital’s portfolio of businesses generates revenues of approximately $12 billion annually, employs more than 25,000 people globally, and operates more than 200 plants in over 30 countries. The firm currently has approximately $9 billion in assets under management. For more information, please visit www.skcapitalpartners.com.

Additional Information and Where to Find It

This communication is not an offer to buy nor a solicitation of an offer to sell any securities of bluebird. The solicitation and the offer to buy shares of bluebird’s common stock is only being made pursuant to the Tender Offer Statement on Schedule TO (as amended), including an offer to purchase, a letter of election and transmittal and other related materials, that Parent and Merger Sub filed with the SEC. In addition, bluebird filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended) with respect to the tender offer. Investors may obtain a free copy of these materials and other documents filed by Parent, Merger Sub and bluebird with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by (i) bluebird under the “Investors & Media” section of bluebird’s website at www.bluebirdbio.com or (ii) by Parent and Merger Sub by calling Innisfree M&A Incorporated, the information agent for the Offer, toll-free at (877) 825-8793 for stockholders or by calling collect at (212) 750-5833 for banks or brokers.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 OF BLUEBIRD AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Investors & Media Contacts

Bluebird

Investors:

Courtney O’Leary

(978) 621-7347

coleary@bluebirdbio.com

Media:

Jess Rowlands

(857) 299-6103

jess.rowlands@bluebirdbio.com

Carlyle

Media:

Brittany Berliner

(212) 813-4839

brittany.berliner@carlyle.com

SK Capital

Ben Dillon

(646)-278-1353

bdillon@skcapitalpartners.com